Exhibit 6.6

TICKETNETWORK DATA SHARING AGREEMENT FOR MERCURY WEB SERVICES

This TicketNetwork Data Sharing Agreement for Mercury Web Services (the “Agreement”) is entered into as of the 1st day of August, 2019, by and between TicketNetwork, Inc., a Delaware corporation with its principal place of business at 75 Gerber Road East, Suite 100, South Windsor, Connecticut, 06074, along with all its subsidiaries and related entities (hereinafter collectively referred to as “TicketNetwork”) and Stagewood Consortium, Inc., a Florida corporation with its principal place of business at P.O Box 402368 Miami Beach, FL 33119 along with all its subsidiaries and related entities (“Mercury Web Service User”).

WHEREAS, TicketNetwork wishes to provide Data (as defined below) from its Mercury Web Services API to Mercury Web Service User in “real-time” as part of the TicketNetwork Mercury Program (also defined below);

WHEREAS, Mercury Web Service User wishes to use the Mercury Web Services API to take ticket listings from the Mercury Exchange (as defined below) and post the listings on Mercury Web Service User’s website; and

WHEREAS, by participating in the TicketNetwork Mercury Program, Mercury Web Service User agrees to abide by the rules, regulations and guidelines in the TicketNetwork Broker Guidebook applicable to a Broker (defined below) as it relates to ticket sales and the Mercury Web Services API technical documentation (collectively, the “TicketNetwork Guidelines”), the terms of which are hereby incorporated herein by reference;

NOW, THEREFORE, the parties agree to abide by the following terms and conditions:

I. Purpose

TicketNetwork and Mercury Web Service User will provide for the exchange of information and data (defined below as “Data”) between TicketNetwork and Mercury Web Service User pertaining to Mercury Web Service User’s use of the Mercury Web Services API and Mercury Exchange. This exchange of Data will allow Customer(s) (as defined below) to request tickets from Mercury Web Service User, and Mercury Web Service User shall then purchase the tickets from Mercury Sellers through the Mercury Web Services API.

II. Definitions

(a)	ACH Withdrawal. “ACH Withdrawal” (short for Automated Clearing House Withdrawal) means the payment method whereby the Mercury Web Service User gives authorization to TicketNetwork to initiate the electronic financial transaction of a withdrawal of funds from the Mercury Web Service User’s bank account to be deposited directly into TicketNetwork’s bank account.

(b)	Broker. “Broker” means a registered business that buys and sells tickets.

(c)	Business Day. “Business Day” means Monday through Friday, with the exception of all holidays recognized on a national level in the United States.

(d)	Customer or Customers. “Customer(s)” means a purchaser of the tickets available on Mercury Web Service User’s website.

(e)	Data. “Data” means all content relating to events and tickets in the Mercury Web Services API, including but not limited to; ticket identification, venue, event date, event time (whether or not the time is to be announced), quantity, section, row, seat(s), notes, price, and venue maps.

(f)	Designated Contact. “Designated Contact” means the Mercury Web Service User contact person who will be responsible for handling any technical or support issues and who will serve as the primary contact for technical or support issues related to its Mercury Web Services account.

(g)	Merchant of Record (“MOR”). “MOR” means the entity that a customer interacts with to complete a transaction. The MOR collects funds from the customer, provides customer service and manages the relationship with the customer related to the transaction. In the case of the TicketNetwork Mercury Program, the Mercury Web Service User is the MOR.

(h)	Mercury Exchange. “Mercury Exchange” means the supply of inventory listings of event tickets available for purchase through the TicketNetwork Mercury Program.

(i)	Mercury Seller(s). “Mercury Seller(s)” means a Supplier that is a client of TicketNetwork Mercury Exchange.

(j)	Mercury Web Services API. “Mercury Web Services API” means the Application Programming Interface which allows Mercury Web Service User to connect to and order from the ticket listings found on the Mercury Exchange.

(k)	Supplier(s). “Supplier(s)” means anyone providing inventory listings for selling.

(l)	Transaction. “Transaction” means a completed ticket purchase for the Wholesale Ticket Price made through the Mercury Web Services API by the Mercury Web Service User, where Mercury Web Service User is the merchant of record.

(m)	TicketNetwork Mercury Program. “TicketNetwork Mercury Program” means the program offered by TicketNetwork to participants who agree to certain terms and conditions as set forth in this Agreement and the TicketNetwork Guidelines, allowing those participants to purchase tickets from Suppliers who list their tickets on TicketNetwork’s platform.

(n)	Wholesale Ticket Price. “Wholesale Ticket Price” means the price for an individual ticket as listed by the Mercury Seller.

III. Term

This Agreement will take effect upon the signing of the Agreement by both parties. It shall remain in effect for a period of one (1) year ,(the “Initial Term”,) commencing on the date executed by the last of the parties (the “Effective Date”) This Agreement shall be automatically renewed for additional one (1) year terms (each a “Renewal Term”) unless terminated in accordance with this Agreement. The Initial Term and Renewal Term shall collectively be referred to as the “Term.”

IV. Termination

(a)       This Agreement may be terminated by TicketNetwork at any time, for any reason whatsoever upon written notice to Mercury Web Service User. This Agreement may be terminated by Mercury Web Service User upon thirty (30) days written notice to TicketNetwork.

(b)       Upon the termination of this Agreement, Mercury Web Service User shall cease all participation in the TicketNetwork Mercury Program but shall continue to be responsible for any outstanding payments due to TicketNetwork and for ensuring the delivery of past orders, which shall include but not be limited to providing shipping labels for tickets scheduled to arrive after Mercury Web Service User’s participation in the TicketNetwork Mercury Program has terminated.

(c)       Notwithstanding the above, TicketNetwork shall also have the right to suspend Mercury Web Service User’s participation in the TicketNetwork Mercury Program for reasons which may include but not be limited to, a material breach of this Agreement by Mercury Web Service User, Mercury Web Service User’s failure to remit payment for Transactions and Mercury Web Service User’s material failure to abide by the TicketNetwork Guidelines. The suspension shall exist for so long as it takes Mercury Web Service User to correct the issue that caused TicketNetwork to implement the suspension.

V. Payment; Fees

(a)       As payment for integration with the Mercury Web Services API, Mercury Web Service User shall remit an annual integration fee of One Thousand and 00/100 Dollars ($1,000.00) to TicketNetwork (the “Annual Fee”). Mercury Web Service User authorizes TicketNetwork to debit the Annual Fee each year of the Term on the date it is due using ACH Withdrawal. For the Initial Term the Annual Fee shall be due on the Effective Date and for each Renewal Term it shall be due on the anniversary of the Effective Date (which shall also be the commencement date of the Renewal Term.)

(b)      For Transactions, Mercury Web Service User shall remit payments to TicketNetwork in accordance with Exhibit A Payment Schedule (and the Appendix for International Mercury Web Service Users, where applicable).

(c)       Payments for Transactions will consist of the Wholesale Ticket Price of the tickets in the Transaction, plus a 2% fee. At the end of each calendar month, if the month’s Transactions exceed $200,000, TicketNetwork will issue a credit to Mercury Web Service User’s account for the difference on the invoice for the next calendar month such that effective fee is in accordance with the following tiered fee structure:

Total Monthly Transactions	Fee
$0 - $200,000	2%
$200,000.01 - $350,000	1.5%
$350,000.01- $600,000	1%
Over $600,000.01	0%

(d)       Mercury Web Service User shall incur additional expenses if it chooses to use TicketNetwork’s shipping program. In that case, TicketNetwork will invoice shipping amounts every Monday and, using ACH Withdrawal, debit payments from Mercury Web Service User, provided they are located in the United States, on a weekly basis on Friday. International Mercury Web Service Users: please see the Appendix for International Mercury Web Service Users for applicable terms and definitions.

(e)       Any payment of the Annual Fee which TicketNetwork cannot debit from Mercury Web Service User using ACH Withdrawal on the due date will be considered late. Any payment received more than three (3) Business Days after TicketNetwork has delivered the invoice to the Mercury Web Service User for the Transactions as referenced in subsections V(b) and (c) will be considered late. Any payment received more than seven (7) Business Days after TicketNetwork has delivered the invoice to the Mercury Web Service User for the shipping program referenced in subsection V(d) will be considered late. Late payments shall result in an additional charge of four percent (4%) of the invoiced amount plus a fifty dollar ($50.00) processing fee. Mercury Web Service User will be responsible for all collection costs and attorney fees incurred by TicketNetwork to collect any delinquent amount.

(f)       TicketNetwork will be responsible for paying Mercury Seller the cost of the tickets as listed by Mercury Seller, after adjusting for any fees as stated in the TicketNetwork Broker Guidebook.

(g)       Mercury Web Service User will be the MOR for all Transactions placed on the Site.

(h)       Mercury Web Service User acknowledges and agrees that Mercury Web Service User is responsible for any and all taxes that must be paid or withheld for any ticket affiliated with the TicketNetwork Mercury Program. If tax is required by the Mercury Seller, indicated in the Mercury Web Services API at the time of the Transaction, or mandated by any state, local or federal tax regulation Mercury Web Service User shall pay the tax to the Mercury Seller within two (2) days of the Transaction.

(i)       For the avoidance of doubt, if any payment due date under this Section V. (Payment; Fees) falls on a business holiday, Mercury Web Service User shall have until the next Business Day to make the payment.

VI. Required Prepaid Account. Mercury Web Service User shall establish and maintain in good standing a prepaid account with TicketNetwork. The initial balance in this prepaid account shall be $25,000.00. TicketNetwork shall deduct from this prepaid account any payments owed by Mercury Web Service User per Section V. Any time the prepaid account balance falls below $25,000.00, TicketNetwork shall initiate an ACH Withdrawal on Mercury Web Service User’s bank account on file to bring the balance back up to $25,000.00. In the event that Mercury Web Service User does not have sufficient funds in its bank account on file in order for TicketNetwork to complete an ACH Withdrawal to maintain the prepaid balance, in addition to TicketNetwork’s rights set forth in Section V(e) for late payments, TicketNetwork may suspend the services under this Agreement or terminate this Agreement immediately.

VII. Obligations and Warranties of Mercury Web Service User

(a)       Logo, Featured Events, and Featured Tickets. Mercury Web Service User shall have sole control over the events that are featured and the logos that are displayed on www.stagewood.com (the “Site”). However, Mercury Web Service User hereby grants TicketNetwork a non-exclusive, royalty free, right and license to use and display, at TicketNetwork’s option, Mercury Web Service User’s logos, service marks, and trademarks during the Term for marketing purposes including but not limited to presentations, customer lists, press releases and media announcements of the existence of this Agreement and the relationship between the parties in all available media including but not limited to print, email, and the Internet.

(b)       Customer Service. Mercury Web Service User will handle all customer service for Mercury Web Service User’s Transactions. TicketNetwork will in no way be involved in servicing any Customers of the Mercury Web Service User.

(c)       Order Management. Mercury Web Service User will be responsible for tracking their Mercury purchases through the TicketNetwork online self-service account portal known as “WebAdmin” or “TN Link” TicketNetwork will keep a record of all Mercury transactions by Mercury Web Service User.

(d)       Prohibitions on Content. Mercury Web Service User shall not publish any content that violates local, state or federal laws or which is unethical, harmful, abusive, hateful, obscene, threatening, misleading, or defamatory. Mercury Web Service User shall indemnify TicketNetwork against any liability arising out of the content published on the Site.

(e)       Data Privacy. Mercury Web Service User shall comply with all applicable laws, regulations and best practices concerning privacy, data protection (including but not limited to the European Union General Data Protection Regulation) and on demand or downloadable software. In addition, Mercury Web Service User shall comply with all PCI Data Security Standards and maintain PCI compliance certification. Upon request, TicketNetwork may require Mercury Web Service User to provide proof of such compliance certification.

(f)       Limited Use. The specific Data shared shall be used solely for the purpose of this Agreement and shall not be shared with any other organization or entity unless TicketNetwork and Mercury Web Service User agree in writing. TicketNetwork and Mercury Web Service User agree to comply with all local, state and federal laws, including all regulations regarding the safeguarding of Customer information.

(g)       Non-Solicitation and Non-Competition. Mercury Web Service User agrees not to use Data it receives via the Mercury Web Services API to directly or indirectly (a) solicit, induce, attempt to influence, advise or encourage any employee, Supplier, Mercury Seller, business partner, affiliate or other client of TicketNetwork to terminate his or her relationship with TicketNetwork, (b) interfere with any of TicketNetwork’s contracts or relationships with any employee, Supplier, Mercury Seller, business partner, affiliate or other client of TicketNetwork or (c) solicit any Supplier, Mercury Seller, business partner, affiliate or other client of TicketNetwork to use similar services as contemplated under this Agreement provided by Mercury Web Service User. Such prohibited behavior includes, but is not limited to asking the Mercury Seller to directly upload inventory to Mercury Web Service User or circumvent the TicketNetwork Mercury Exchange in any way. Notwithstanding the foregoing, the parties acknowledge that Mercury Web Service User is in the business of providing similar services and nothing contained herein shall prevent Mercury Web Service User from selling its services to any Supplier, Mercury Seller, business partner, affiliate or other client of TicketNetwork provided Data received from the Mercury Web Services API was not used to identify, contact or solicit such party.

(h)       Contact Information. Mercury Web Service User will provide TicketNetwork with a valid phone number, email address, and mailing address for its Designated Contact so that TicketNetwork and Mercury Sellers are able to contact Mercury Web Service User’s Designated Contact for technical or support issues related to its Mercury Web Services account. Mercury Web Service User shall ensure that TicketNetwork has the most current contact information for its Designated Contact at all times.

(i)       Proper Use. Mercury Web Service User agrees to use the Mercury Web Services API in accordance with the Mercury Web Services API technical documentation and will inform TicketNetwork by a support ticket of any changes made to their implementation of the Mercury Web Services API, regardless of whether the changes may affect the infrastructure of the Mercury Web Services API or Mercury Exchange. In the event TicketNetwork notifies Mercury Web Service User of any activity by Mercury Web Service User that materially and negatively impacts the Mercury Web Services API, Mercury Exchange or Transactions, Mercury Web Service User agrees to take immediate steps towards rectifying the problem. If Mercury Web Service User fails to take immediate steps, TicketNetwork may suspend Mercury Web Service User’s participation in the TicketNetwork Mercury Program in accordance with paragraph IV above.

(j)       Change in Control. Mercury Web Service User shall inform TicketNetwork of any change of control. Change of Control means (i) a change in the beneficial owner, directly or indirectly, of 10% or more of the outstanding equity interests of Mercury Web Service User’s business, (ii) individuals who constitute the current directors cease for any reason to constitute at least a majority of the board of directors or (iii) Mercury Web Service User shall cease to own and control, of record and beneficially, 100% of each class of outstanding equity interests free and clear of all liens. TicketNetwork may terminate this Agreement in the event of a Change of Control.

(k)       Personal Guaranty. TicketNetwork may require the personal guaranty of the owner, an officer or other authorized individual of Mercury Web Service User prior to allowing Mercury Web Service User to participate in the TicketNetwork Mercury Program. Mercury Web Service User acknowledges that, if required, the provision of a personal guaranty is an essential condition of this Agreement and that TicketNetwork would not have entered into this Agreement without its inclusion.

Mercury Web Service User agrees that this section is reasonable and appropriate in all respects and waives its right to contest any request from TicketNetwork to obtain such a personal guaranty. If required TicketNetwork will provide Mercury Web Service User with a personal guaranty form which must be completed, signed, notarized and returned to TicketNetwork in order for TicketNetwork to execute the Agreement.

VIII. Obligations and Warranties of TicketNetwork

(a)       Data Exchange Frequency. TicketNetwork Mercury Program shall electronically update and provide Data on a near real-time basis.

(b)       TicketNetwork Mercury Webservices API and Mercury Web Service User Website Availability. TicketNetwork makes no guarantees with respect to the performance, availability or uptime of the TicketNetwork Webservices API or the Web Service User’s website.

(c)       Technical Support. TicketNetwork will provide Mercury Web Services User with standard technical support. Standard technical support includes assistance with general matters related to Mercury Web Service User’s use of the TicketNetwork Mercury Webservices API and Mercury Web Service User Website and for routine business support questions. In order to receive standard technical support Mercury Web Services User will go into WebAdmin or TN Link and create a support ticket. TicketNetwork will also provide the name, email address and phone number of an individual Mercury Web Service User may contact for urgent matters.

IX. General Provisions

(a)       Independent Contractors. The parties to this Agreement are independent contractors, and this Agreement will not be construed to create a partnership, joint venture, or employment relationship between them. Nothing contained in this Agreement is intended to or shall grant to either party the right to make commitments of any kind for or on behalf of the other party without the prior written consent of that other party.

(b)       Data Confidentiality and Dissemination. Mercury Web Service User shall not directly or indirectly disclose any Confidential Information (defined below) of TicketNetwork to any third-party, or use, or assist any third-party in using, any Confidential Information, excepting only:

(1) any disclosure required by law provided Mercury Web Service User has given TicketNetwork prior written notice in order to afford it the opportunity to seek a protective order or other legal remedy to prevent such disclosure, if Mercury Web Service User is ultimately required to disclose TicketNetwork’s Confidential Information Mercury Web Service User shall consult with TicketNetwork to redact portions of the Confidential Information to the fullest extent permitted under any applicable laws, rules and regulations, submit a request that such portions of the Confidential Information receive confidential treatment or otherwise be held in the strictest confidence under applicable laws, rules and regulations and not oppose any motion or action by TicketNetwork to intervene or otherwise act to protect the confidential status and treatment of the Confidential Information. In the event the disclosure of TicketNetwork’s Confidential Information is required to prevent Mercury Web Service User from being held in contempt or subject to any other penalty, Mercury Web Service User may disclose the Confidential Information without prior notice to TicketNetwork, but Mercury Web Service User shall disclose only the portion of the Confidential Information which, in the written opinion of counsel, Mercury Web Service User is legally compelled to disclose.

or (2) any disclosure made confidentially to Mercury Web Service User’s shareholders, directors, officers, employees or advisors who have a need to know in order to perform the obligations under this Agreement (collectively, the “Permitted Recipients”); and (2) the use of Confidential Information by a Permitted Recipient in connection with this Agreement, provided that Mercury Web Service User shall (i) make such Permitted Recipient aware of the requirements of this Agreement, (ii) take reasonable steps, including at least the steps taken by it to protect its own Confidential Information, to prohibit disclosure by such Permitted Recipient of the Confidential Information, and (iii) be responsible and liable for a Permitted Recipient’s disclosure or use of such Confidential Information which is not expressly permitted by this Agreement. “Confidential Information” shall mean, with to respect to TicketNetwork, all of its trade secrets, technologies, developments, inventions or improvements, management, operations and marketing information; economic studies and methods; proprietary forms; financial, tax and accounting information; financial results; sales, market share, business plans or initiatives, strategies, policies and procedures; personnel, customer and third-party client records; customer email lists; conversion rates and other program metrics; sales data; names, addresses, contact persons, purchasing histories and prices, credit standing and other information relating to third party affiliates and their personnel; current, past, potential or prospective prices, costs, profits, markets, products, and innovations; internal practices and procedures; any information which a party is obligated to treat as confidential, whether or not such information is disclosed pursuant to this Agreement; the terms and provisions of this Agreement and of all transactions or documents executed by the parties pursuant to this Agreement. “Confidential Information” shall also include without limitation all information about TicketNetwork’s business operations, employees, contractors, and third-party clients. Confidential Information shall not include any information which (x) is or becomes known or available to the public and did not become so known or available through the breach of this Agreement by either party or (y) has been lawfully acquired from a third party without any breach of any confidentiality restriction. All obligations of confidentiality shall remain in effect indefinitely, except where the information is no longer considered Confidential Information.

Mercury Web Service User acknowledges that this Section is an essential provision of this Agreement and that TicketNetwork would not have entered into this Agreement without its inclusion. Mercury Web Service User agrees that such section is reasonable and appropriate in all respects and that, in the event of its violation or attempted violation, TicketNetwork will suffer irreparable harm and its remedies at law will be inadequate. In the event of any such violation or attempted violation, TicketNetwork shall be entitled to a temporary restraining order, temporary and permanent injunctions, specific performance, and any other available equitable relief, without any showing of irreparable harm or damage or the posting of any bond or other security. All rights and remedies of TicketNetwork under this Agreement are cumulative and in addition to all other rights and remedies to which such party may be entitled from time to time, whether under another agreement, at law or in equity.

(c)       Indemnification. Mercury Web Service User agrees to indemnify, defend and forever hold TicketNetwork (and its parents, affiliates, subsidiaries or entities under common ownership or control) and all of its respective present and former officers, members, shareholders, directors, employees, representatives, attorneys, insurers and agents, and their successors, heirs and assigns (each, in such capacity, an “Indemnified Party” and, collectively, the “Indemnified Parties”), harmless from and against any and all third-party losses, liabilities, claims, costs, damages and expenses (including, without limitation, fines, forfeitures, outside attorneys’ fees, disbursements and administrative or court costs) arising directly or indirectly out of or relating to (1) a breach by Mercury Web Service User of this Agreement or of any representation, warranty, covenant or agreement contained herein (2) intentional, willful, wanton, reckless or negligent conduct on the part of Mercury Web Services User (3) any Content on the Site (“Content” includes but is not limited to domain name, marketing and advertising content, but excludes content provided by TicketNetwork or required by TicketNetwork to be on the Site), which results in any claim of trademark or copyright infringement, libel, defamation, breach of confidentiality, false or deceptive advertising or sales practices, deceptive use of URL names, cybersquatting/domain name issues, consumer fraud, injury, damage or harm of any kind to any person or entity or (4) a claim of breach of data security by a Customer. Should any of the above-named claims be brought against TicketNetwork, TicketNetwork (i) shall promptly notify Mercury Web Service User of any matters in respect to which the indemnity may apply and of which TicketNetwork has knowledge; (ii) give Mercury Web Service User the right to control the defense and all negotiations relative to the settlement of any such claim; and (iii) shall cooperate with Mercury Web Service User, at Mercury Web Service User’s cost and expense in the defense or settlement thereof. Should TicketNetwork choose to participate in such defense and in any settlement discussions directly or through counsel of its choice on a monitoring, non controlling basis, TicketNetwork’s costs shall be borne by Mercury Web Service User. Furthermore, TicketNetwork shall have the right to take over the defense, and TicketNetwork’s costs shall be borne by TicketNetwork.

(d)       Limitation of Liability. TICKETNETWORK DOES NOT MAKE, AND MERCURY WEB SERVICE USER HEREBY EXPRESSLY WAIVES, ANY WARRANTIES EXPRESS OR IMPLIED. THERE ARE EXPRESSLY EXCLUDED ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. TICKETNETWORK SHALL HAVE NO LIABILITY WITH RESPECT TO ITS OBLIGATIONS UNDER THIS AGREEMENT OR OTHERWISE FOR CONSEQUENTIAL, EXEMPLARY, INCIDENTAL, OR PUNITIVE DAMAGES EVEN IF IT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

(e)       Proof of Insurance. Upon request, Mercury Web Service User shall provide TicketNetwork with certificates evidencing the existence of the following insurance coverage: (A) comprehensive general liability (including contractual and completed operations coverage) of $1,000,000 combined single limit; (B) umbrella liability coverage in an amount not less than $5,000,000; and (C) cyber liability and “errors and omissions” insurance or professional liability or malpractice insurance in an amount not less than $1,000,000.

Nothing herein shall be construed as a limitation of Mercury Web Service User liability.

Failure to provide and maintain the insurance required by this Agreement will constitute a material breach of the Agreement.

(f)       Force Majeure. If the performance of this Agreement, or any obligation hereunder is prevented, restricted or interfered with by any act or condition whatsoever beyond the reasonable control of the affected party including but not limited to acts of God, labor disputes, extreme weather or delays or interruptions to services provided by cloud, platform, or other software as a service providers which may impact the Mercury Program (including but, not limited to Amazon Webservices), the party so affected, upon giving prompt notice to the other party, shall be excused from such performance to the extent of such prevention, restriction or interference. Notwithstanding the foregoing, payment obligations owed under this Agreement shall not be excused due to any such act or condition.

(g)       Modifications and Severability. This Agreement may be modified by TicketNetwork at any time with or without notice to Mercury Web Service User. For most modifications, TicketNetwork will notify Mercury Web Service User of the modification within ten (10) business days; however, in the event modifications are made due to mandatory regulatory changes, TicketNetwork reserves the right to make such modifications without notice. If any provision is found void or unenforceable, the remainder will remain valid and enforceable according to its terms.

(h)       Waiver of Default. A waiver of any default is not a waiver of any subsequent default.

(i)       Assignment. Mercury Web Service User may not assign its rights or obligations arising under this Agreement. Any assignment by Mercury Web Service User shall render this Agreement null and void but shall not relieve Mercury Web Service User of its obligations under this Agreement. TicketNetwork may assign its rights and obligations under this Agreement. This Agreement will be for the benefit of TicketNetwork’s successors and assigns, and will be binding on Mercury Web Service User’s heirs, legal representatives and permitted assignees.

(j)       Governing Law. This Agreement and performance hereunder shall be governed by the laws of the State of Connecticut without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of Connecticut to the rights and duties of the parties. TicketNetwork and Mercury Web Service User hereby agree on behalf of themselves and any persons claiming by or through them that aside from a breach of any payment obligation or any claim related to intellectual property infringement, any controversy or claim arising out of or relating to this contract, or any alleged breach thereof, shall be resolved through binding arbitration in the jurisdiction of TicketNetwork’s headquarters, Hartford County, Connecticut, and administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules including the Optional Rules for Emergency Measures of Protection. TicketNetwork and Mercury Web Service User shall both participate in the selection of the sole arbitrator; provided, however, that if the parties are unable to agree upon an arbitrator within ten (10) days after either party has notified the other of a an unreconciled dispute then the arbitrator will be appointed by the AAA. Any award issued through the arbitration is enforceable in any court of competent jurisdiction.

The prevailing party in such proceeding shall be entitled to receive its reasonable attorneys’ fees, expert witness fees and out-of-pocket costs incurred in connection with such proceeding, in addition to any other relief to which it may be entitled.

(k)       Representation on Authority of Parties/Signatories. Each person signing this Agreement represents and warrants that he or she is duly authorized and has legal capacity to execute and deliver this Agreement. Each party represents and warrants to the other that the execution and delivery of the Agreement and the performance of such party’s obligations hereunder have been duly authorized and that the Agreement is a valid and legal agreement binding on such party and enforceable in accordance with its terms.

(l)       Notices. Unless otherwise specified, any all notices, requests and other communications shall be given in writing and shall be delivered by a commercial overnight courier that guarantees next day delivery and provides a receipt. A signature is required in order for notice to be considered received. The mailing address for notice to either party will be the address shown below:

Mercury Web Service User	TicketNetwork
Name: Santiago Figuereo	Name: Sophie Martin
Address: P.O. Box 402368	Address: 75 Gerber Road East, Ste 100
Miami Beach, Florida 33119	South Windsor, CT 06074
Email: sfiguereo@stagewood.com	Email: Sophie.Martin@ticketnetwork.com
Phone: (786)577-7111	Phone: 860-644-4000

With mandatory copy to legal@ticketnetwork.com which notice shall NOT of itself constitute notice

(m)       Conflicts. In the event that there is a conflict or inconsistency between or among this Agreement and the TicketNetwork Guidelines, this Agreement shall govern and supersede the TicketNetwork Guidelines.

(n)       Entire Agreement; Survival. This Agreement and the TicketNetwork Guidelines, incorporated herein, constitute the entire agreement between the parties in connection with the subject matter hereof and supersede all prior and contemporaneous agreements, understandings, negotiations, and discussions of the parties. Sections IV (b), V, VII (g) and (k), and IX and the obligations under Exhibit B Personal Guaranty shall survive termination of this Agreement.

SIGNATURE PAGE FOLLOWS

Accepted by:

MERCURY WEB SERVICE USER		TICKETNETWORK, INC.

By:	Santiago Figuereo	By:	Christopher Hummer
Title:	CEO	Title:	CFO
Date:	08/02/2019	Date:	08/05/2019

Exhibit A: Payment Schedule

At no point shall Mercury Web Service User’s amount owed to TicketNetwork for Transactions exceed ten thousand dollars ($10,000.00) for more than two (2) Business Days.

If the amount owed for Transactions is less than $10,000.00 per week, Mercury Web Service User shall receive an invoice for the amount owed each Tuesday, and TicketNetwork shall initiate a weekly ACH Withdrawal the next Business Day, Wednesday.

If, at any time, the amount owed for Transactions is equal to or greater than $10,000.00, at TicketNetwork’s sole discretion the following payment schedule shall apply:

Either (a) Mercury Web Service User shall receive an invoice for the amount owed on the next Business Day, and then TicketNetwork shall initiate an ACH Withdrawal the following Business Day. For example, if Mercury Web Service User’s amount owed for Transactions reaches $10,000.00 on a Tuesday, TicketNetwork shall invoice the Mercury Web Service User on Wednesday and initiate the ACH Withdrawal on Thursday; or (b) Mercury Web Service User shall receive an invoice on a daily basis, Monday through Friday, and then TicketNetwork shall initiate an ACH Withdrawal the following Business Day. In this instance, TicketNetwork will be initiating ACH Withdrawals every Business Day.

Additionally, TicketNetwork reserves the right to impose daily limits on Mercury Web Service User’s volume of Transactions. Currently, the limit for Mercury Web Service User is set at $10,000.00 per day. This amount may only be modified upon written approval of both parties via amendment to this Agreement.

Per Section V.e. of this Agreement, all amounts owed for Transactions will be considered late if the ACH Withdrawal has not been able to be made by TicketNetwork three (3) Business Days after the invoice was delivered to Mercury Web Service User.

Please note international Mercury Web Service Users shall make payment via Paypal instead of ACH Withdrawal. Please see the Appendix for International Mercury Web Service Users for applicable terms and definitions. All other terms of this Exhibit A and Section V of the Agreement shall apply in full force for international Mercury Web Service Users.

If Mercury Web Service User believes the billed amount is incorrect, Mercury Web Service User shall contact TicketNetwork in writing within thirty (30) days of the payment date, and the parties shall work in good faith toward investigating, and if appropriate, reconciling the billed amount.

Appendix for International Mercury Web Service Users

International Mercury Web Service Users shall pay all Transaction invoices and shipping invoices, when applicable, via Paypal. “Paypal” shall mean the payment method whereby the international Mercury Web Service User sends a payment through www.paypal.com to TicketNetwork via an email address specified by TicketNetwork. International Mercury Web Service Users shall be responsible to reimburse TicketNetwork for all fees incurred for accepting payment via Paypal. The amount of the fees charged by Paypal will be added to Mercury Web Service User’s next invoice created by TicketNetwork.